São Paulo, October 6, 2003 CT/FFR/1568/2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commissi [redacted]
450 Fifth Street N.W.
Washington, D.C. 20549
USA

03032842

03 OCT 21 AM 7:21

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

Attached to this letter you will find a free translated copy of the Abstract of the 498th Minutes of the Board of Diretors of this Company, held on September 22, 2003, to be published in the newspapers "Diário Oficial do Estado de São Paulo" and "Gazeta Mercantil" on October 07, 2003.

Very truly yours,

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Valmir Alves Gomes
Raising Funds Division Manager

Enclosure: 01

10/27

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. No. 60.933.603/0001-78
NIRE Nº 35300011996

ABSTRACT OF THE MINUTES OF THE 498th MEETING OF THE BOARD OF DIRECTORS

On September 22, 2003, at 9:00 a.m., duly called by the Chairman of the Board of Directors, as provided for in Article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CESP - Companhia Energética de São Paulo. Following the legal procedures ...., the Chairman of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the councilmembers Cláudia Maria Costin, Gustavo Adolfo Funcia Murgel, Luiz de Freitas Bueno, Miguel João Jorge Filho, Nelson Vieira Barreira and Norberto de Franco Medeiros .... Following, the Chairman informed that he had received a resignation letter from the councilmember Alexandre Magalhães da Silveira, whose resignation letter was filed with the Executive Secretariat of the Board of Directors. The Chairman took this opportunity to thank his contribution given to the Board.
These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Antonio Mardevânio Gonçalves da Rocha, Carlos Pedro Jens, Eduardo Refinetti Guardia, Fernando Carvalho Braga, Fernando Maida Dall'Acqua, Gustavo de Sá e Silva and Miguel Carlos Fontoura da Silva Kozma.

São Paulo, September 22, 2003.

ORIGINAL ASSINADO POR

(s)Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

ORIGINAL ASSINADO POR

(s)Lígia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors